UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 14, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Reports Improved Second Quarter 2013

Adjusted EBITDA of $28.3 million increased 30.6% over last year

MONTREAL, QUEBEC and BRADENTON, FLORIDA – August 14, 2013 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the second quarter ended June 30, 2013. All amounts are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers.

Second Quarter 2013 Highlights:

•	Gross margin increased to 21.8% from 18.3% in the second quarter of 2012

•	Adjusted EBITDA of $28.3 million increased 30.6% over the second quarter of 2012

•	Cash flows from operating activities before changes in working capital were $25.8 million

•	Adjusted fully diluted EPS of $0.30 compared to $0.15 in the second quarter of 2012

•	Redeemed $20.0 million of Senior Subordinated Notes (“Notes”) in June

Other Announcements:

•	Dividend policy amended from semi-annual to quarterly payments and dividend of US$0.08 per common share declared, which is double the previous annualized amount

•	Notice of Redemption issued for the remaining $18.7 million of Notes to occur in August 2013

•	Completed purchase of real estate in Blythewood, South Carolina to be utilized as the new South Carolina facility

“We are extremely pleased with gross margin of 21.8%, which exceeded our expectation for the second quarter. The increase in gross margin reflects the combination of manufacturing cost reductions, an improvement in the spread between selling prices and raw material costs, and a more favorable product mix. We are now raising our gross margin goal from the previous 18%-20% to 20%-22% for the third and fourth quarters of 2013,” stated Intertape President and Chief Executive Officer, Greg Yull.

“The decrease in revenue and sales volume reflects the progress made in reducing sales of low-margin products, particularly in the second half of 2012. We are also observing some positive signs in our core business as tape sold through the industrial channel posted sales volume growth of approximately 3% year-to-date contributing to approximately 2% of total Company sales volume growth for the same period.

“The Board’s recent dividend declaration, which is double the previous annualized amount, and its decision to redeem the remaining Notes are supported by the Company’s continued financial improvements and positive outlook,” concluded Mr. Yull.

On August 14, 2013, the Board of Directors amended the dividend policy to increase the frequency of the dividend from a semi-annual payment to a quarterly payment and concurrently declared a dividend of US$0.08 per common share payable on September 30, 2013 to shareholders of record at the close of business September 16, 2013. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

Revenue for the second quarter of 2013 was $193.5 million, a 2.2% decrease compared to $197.8 million for the second quarter of 2012 and a 1.6% sequential decrease compared to $196.7 million for the first quarter of 2013.

Revenue was lower in the second quarter of 2013 compared to both the second quarter of 2012 and the first quarter of 2013 due to a decrease in sales volume partially offset by an increase in selling prices including the impact of product mix.

The decrease in sales volume of approximately 4% when compared to the second quarter of 2012 was primarily due to the progress made in reducing sales of low-margin products in the second half of 2012. The Company believes that a portion of the sequential decline in sales volume of approximately 5% was due to customers pre-buying during the first quarter of 2013 in advance of price increases effective late in the first quarter of 2013.

Selling prices, including the impact of product mix, increased approximately 2% in the second quarter of 2013 compared to the second quarter of 2012. Selling prices, including the impact of product mix, increased approximately 4% in the second quarter of 2013 compared to the first quarter of 2013. The increase in both periods was primarily due to higher selling prices and a shift in the mix of products sold.

Gross profit totalled $42.3 million in the second quarter of 2013, an increase of 17.0% from $36.1 million in the second quarter of 2012 and an increase of 10.3% from $38.3 million in the first quarter of 2013. Gross margin was 21.8%, 18.3% and 19.5% in the second quarter of 2013, in the second quarter of 2012 and in the first quarter of 2013, respectively.

When compared to the second quarter of 2012, gross profit and gross margin increased primarily due to the impact of manufacturing cost reductions, an improvement in the spread between selling prices and raw material costs and improved product mix. When compared to the first quarter of 2013, the increase in gross profit and gross margin was primarily due to cost reductions within manufacturing overhead. The spread between selling prices and raw material costs remained relatively stable in the first and second quarter of 2013.

Selling, general and administrative expenses (“SG&A”) totalled $20.2 million for the second quarter of 2013 compared to $20.7 million in the second quarter of 2012 and $23.0 million in first quarter of 2013. As a percentage of revenue, SG&A was 10.4%, 10.4% and 11.7% for the second quarter of 2013, the second quarter of 2012 and the first quarter of 2013, respectively.

SG&A was $0.4 million lower in the second quarter of 2013 compared to the second quarter of 2012 primarily due to the timing of recording certain variable compensation expenses partially offset by an increase in stock-based compensation expense. When compared to the first quarter of 2013, SG&A decreased by $2.8 million primarily due to the non-recurrence of a provision with respect to the resolution of a contingent liability recorded in the first quarter of 2013 and a decrease in stock-based compensation expense related to Stock Appreciation Rights (“SAR”) expense.

Adjusted EBITDA was $28.3 million for the second quarter of 2013, $21.7 million for the second quarter of 2012 and $24.0 million for the first quarter of 2013. The increase in adjusted EBITDA in the second quarter of 2013 compared to both the second quarter of 2012 and the first quarter of 2013 is primarily due to higher gross profit, as discussed above.

Net earnings for the second quarter of 2013 totalled $15.1 million compared to a net loss of $3.9 million for the second quarter of 2012, and a net loss of $15.8 million for the first quarter of 2013. The increase in net earnings for the second quarter of 2013 compared to both the second quarter of 2012 and the first quarter of 2013 was primarily due to reduced manufacturing facility closures, restructuring and other related charges and an increase in gross profit.

Adjusted net earnings amounted to $18.3 million for the second quarter of 2013 compared to $9.4 million for the second quarter of 2012, an increase of $8.9 million primarily due to higher gross profit and lower interest costs. Adjusted net earnings were $3.3 million higher for the second quarter of 2013 compared to $15.0 million for the first quarter of 2013 primarily due to higher gross profit.

Adjusted fully diluted earnings per share for the second quarter of 2013 was $0.30 per share ($0.25 unadjusted), $0.15 per share ($0.07 loss unadjusted) for the second quarter of 2012 and $0.24 per share ($0.26 loss unadjusted) for the first quarter of 2013.

For a reconciliation of non-generally accepted accounting principles (“GAAP”) financial measures to their most directly comparable GAAP financial measures, see the Non-GAAP Financial Measures section below.

Cash flows from operations before changes in working capital items increased in the second quarter of 2013 by $7.8 million to $25.8 million from $18.0 million in the second quarter of 2012 and increased $6.7 million compared to the first quarter of 2013. The increase in cash flows from operations before changes in working capital for the second quarter of 2013 compared to both the first quarter of 2013 and the second quarter of 2012 is primarily due to higher gross margin.

The Company had total cash and loan availability of $51.6 million as of June 30, 2013, $69.7 million as of March 31, 2013 and $93.9 million as of June 30, 2012. The decrease of $18.1 million in total cash and loan availability between March 31, 2013 and June 30, 2013 was due to a $23.2 million increase in the total draw under the ABL, offset by an increase in cash of $4.0 million and an increase of $1.1 million in the borrowing base. The decrease of $42.3 million in total cash and loan availability between June 30, 2012 and June 30, 2013 was primarily due to the redemption of $100.0 million aggregate principal amount of Notes that occurred during the twelve month period ended June 30, 2013, partially offset by cash flows from operations during the same period. The Company had cash and loan availability under its ABL facility exceeding $59 million as of August 13, 2013.

Total debt as of June 30, 2013 was $157.3 million, a decrease of $31.2 million from June 30, 2012. The debt to trailing twelve month adjusted EBITDA ratio was 1.6 as of June 30, 2013 compared to 2.5 as of June 30, 2012.

Outlook

The Company intends to continue to focus on developing and selling higher margin products, reducing variable manufacturing costs, executing on the previously announced manufacturing plant initiatives and optimizing its debt structure. As a result, the Company anticipates the following:

•	Revenue for the third quarter of 2013 is expected to be slightly higher than the second quarter of 2013;

•

Gross margin for the third and fourth quarters of 2013 is expected to be between 20% and 22%. It is anticipated that the third quarter of 2013 will include higher manufacturing overhead primarily related to planned annual manufacturing maintenance;

•	Adjusted EBITDA for the third quarter of 2013 is expected to be slightly lower than the second quarter of 2013;

•	Capital expenditures:

•	Expenditures for the third quarter of 2013 are expected to be $12 to $15 million;

•	Expenditures for 2013 are expected to total $48 to $54 million, including $24.0 million that was paid during the first half of 2013;

•	Expenditures for 2014 are expected to total $21 to $25 million; and

•

Purchases of equipment and real estate related to the relocation and modernization of the Columbia, South Carolina manufacturing operation are expected to total $40 to $45 million of which $2.7 million was spent in 2012 with the remainder expected to be spent in 2013 and 2014. These amounts are included in the estimates above;

•	Total debt at September 30, 2013 is expected to remain approximately the same compared to June 30, 2013;

•

The Company ceased production at its Richmond, Kentucky manufacturing facility in the fourth quarter of 2012 as well as shrink film production at its Truro, Nova Scotia facility in the first quarter of 2013. Cash savings related to these projects are expected to total approximately $3 to $4 million in 2013 and approximately $6 million annually in future years. The Company has started the process to relocate and modernize its Columbia, South Carolina manufacturing operation with state-of-the-art equipment in a new facility with the purchase of real estate in Blythewood, South Carolina (“South Carolina Project”). The Company anticipates total annual cash savings in excess of $13 million starting in the first half of 2015 with the first full year effects in 2016; and

•	With respect to the manufacturing rationalization projects announced to date:

•	Charges for the third quarter of 2013 related to equipment moves and workforce retention costs are expected to be $1 to $2 million;

•

Charges for the full year of 2013 related to equipment moves, workforce retention costs and environmental costs are expected to be $6 to $8 million. Cash outflows expected in 2013 are estimated to total $3 to $5 million, primarily related to equipment moves; and

•

Charges after 2013 related to equipment moves and workforce retention costs are estimated to be $5 to $7 million, primarily related to the South Carolina Project. Cash outflows expected after 2013 for equipment moves, workforce retention costs and environmental are estimated to be $8 to $11 million.

Non-GAAP Financial Measures

EBITDA, adjusted EBITDA, free cash flows, adjusted net earnings (loss) and adjusted earnings (loss) per share are not GAAP measures. Whenever Intertape uses such non-GAAP measures, it will provide a reconciliation of non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measure set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA AND ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2013	March 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$	$
Net earnings (loss)	15.1	(15.8)	(3.9)	(0.7)	3.8
Add back:
Interest and other (income) expense	2.3	1.9	4.1	4.2	7.9
Income tax expense (benefit)	2.1	0.4	(0.5)	2.6	(0.1)
Depreciation and amortization	6.8	7.1	7.6	13.9	15.2

EBITDA	26.4	(6.4)	7.3	20.0	26.9
Manufacturing facility closures, restructuring and other related charges	0.9	27.2	14.2	28.1	14.7
Stock-based compensation expense	0.9	1.8	0.2	2.7	0.4
Provision related to resolution of a contingent liability	—	1.3	—	1.3	—
Impairment of long-lived assets and other assets	0.2	—	—	0.2	—

Adjusted EBITDA	28.3	24.0	21.7	52.3	41.9

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring, and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars except per share amounts and share numbers)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2013	March 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$	$
Net earnings (loss)	15.1	(15.8)	(3.9)	(0.7)	3.8
Add back:
Manufacturing facility closures, restructuring and other related charges	0.9	27.2	14.2	28.1	14.7
Stock-based compensation expense	0.9	1.8	0.2	2.7	0.4
Provision related to resolution of a contingent liability	—	1.3	—	1.3	—
Impairment of long-lived assets and other assets	0.2	—	—	0.2	—
Income tax effect of these items	1.2	0.5	(1.1)	1.7	(1.1)

Adjusted net earnings	18.3	15.0	9.4	33.3	17.8

Earnings (loss) per share
Basic	0.25	(0.26)	(0.07)	(0.01)	0.06
Diluted	0.25	(0.26)	(0.07)	(0.01)	0.06
Adjusted earnings per share
Basic	0.30	0.25	0.16	0.56	0.30
Diluted	0.30	0.24	0.15	0.54	0.29
Weighted average number of common shares outstanding for adjusted net earnings per share calculation
Basic	60,288,991	59,692,751	58,981,435	60,005,104	58,971,242
Diluted	61,584,732	61,394,227	60,916,227	61,271,620	60,592,910

FREE CASH FLOWS RECONCILIATION

(in millions of US dollars)

(Unaudited)

	Three months ended			Six months ended
	June 30, 2013	March 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$	$
Cash flows from operating activities	19.1	7.1	16.6	26.2	23.4
Less purchases of property, plant and equipment and other assets	(18.2)	(5.8)	(3.8)	(24.0)	(8.5)

Free cash flows	0.9	1.3	12.9	2.2	14.9

New or Amended Accounting Standards

As noted in the March 31, 2013 Interim Condensed Consolidated Financial Statements, the Company adopted Amended IAS 19—Employee Benefits, on January 1, 2013 requiring retrospective application to operating results for fiscal years 2012 and 2011. As such, the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2013 reflect the Company’s adoption of this guidance and include corresponding comparative information for 2012. See the Section entitled “Pension and Other Post-Retirement Benefit Plans” of the Management’s Discussion and Analysis and Note 3 – Pension and Other

Post-Retirement Benefit Plans of the unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2013 for a summary of the impact of the adoption of this guidance on the Company’s financial results.

Conference Call

A conference call to discuss Intertape’s 2013 second quarter results will be held Thursday, August 15, 2013, at 10 A.M. Eastern Time. Participants may dial 800-736-4594 (U.S. and Canada) and 1-212-231-2907 (International).

You may access a replay of the call by dialing 800-633-8284 (U.S. and Canada) or 1-402-977-9140 (International) and entering the Access Code 21669097. The recording will be available from August 15, 2013 at 12:00 P.M. until September 14, 2013 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film-based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding the Company’s industry, prospects, plans, financial position and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated savings from the Company’s manufacturing plant rationalization initiatives; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Revenue	193,462	197,751	390,157	396,663
Cost of sales	151,202	161,629	309,591	328,134

Gross profit	42,260	36,122	80,566	68,529

Selling, general and administrative expenses	20,208	20,653	43,167	39,026
Research expenses	1,589	1,650	3,191	3,169

	21,797	22,303	46,358	42,195

Operating profit before manufacturing facility closures, restructuring and other related charges	20,463	13,819	34,208	26,334
Manufacturing facility closures, restructuring and other related charges	924	14,152	28,125	14,698

Operating profit (loss)	19,539	(333)	6,083	11,636
Finance costs
Interest	1,846	3,384	3,599	6,739
Other expense	437	667	597	1,140

	2,283	4,051	4,196	7,879
Earnings (loss) before income tax expense (benefit)	17,256	(4,384)	1,887	3,757
Income tax expense (benefit)
Current	1,909	353	2,660	846
Deferred	226	(848)	(86)	(909)

	2,135	(495)	2,574	(63)

Net earnings (loss)	15,121	(3,889)	(687)	3,820

Earnings (loss) per share
Basic	0.25	(0.07)	(0.01)	0.06
Diluted	0.25	(0.07)	(0.01)	0.06

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended June 30,

(In thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
Net earnings (loss)	15,121	(3,889)	(687)	3,820

Other comprehensive income (loss)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense, nil in 2012)	—	(112)	—	226
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense, nil in 2012)	—	(394)	—	(195)
Change in cumulative translation adjustments	(2,272)	(2,487)	(4,266)	(649)

Items that will be reclassified subsequently to net earnings (loss)	(2,272)	(2,993)	(4,266)	(618)

Other comprehensive loss	(2,272)	(2,993)	(4,266)	(618)

Comprehensive income (loss) for the period	12,849	(6,882)	(4,953)	3,202

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	15,121	(3,889)	(687)	3,820
Adjustments to net earnings (loss)
Depreciation and amortization	6,816	7,637	13,909	15,225
Income tax expense (benefit)	2,135	(495)	2,574	(63)
Interest expense	1,846	3,384	3,599	6,739
Charges in connection with manufacturing facility closures, restructuring and other related charges	24	13,042	23,319	13,428
Reversal of write-down of inventories, net	—	(57)	—	(31)
Stock-based compensation expense	880	231	2,720	374
Pension and other post-retirement benefits expense	758	755	1,519	1,511
(Gain) loss on foreign exchange	120	(128)	20	104
Other adjustments for non-cash items	53	159	(61)	359
Income taxes paid, net	(544)	(653)	(70)	(654)
Contributions to defined benefit plans	(1,459)	(2,010)	(2,033)	(2,781)

Cash flows from operating activities before changes in working capital items	25,750	17,976	44,809	38,031

Changes in working capital items
Trade receivables	2,222	1,570	(9,764)	(9,039)
Inventories	(6,711)	(3,424)	(9,414)	(7,570)
Parts and supplies	(266)	(310)	(415)	(615)
Other current assets	(2,790)	(2,599)	278	(136)
Accounts payable and accrued liabilities	1,957	2,560	(1,834)	2,343
Provisions	(1,053)	864	2,573	405

	(6,641)	(1,339)	(18,576)	(14,612)

Cash flows from operating activities	19,109	16,637	26,233	23,419

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	—	300	—	100
Purchase of property, plant and equipment	(18,176)	(3,777)	(24,001)	(8,509)
Proceeds from disposals of property, plant and equipment and other assets	—	—	1,645	20
Restricted cash and other assets	363	311	427	283
Purchase of intangible assets	(71)	(20)	(71)	(27)

Cash flows from investing activities	(17,884)	(3,186)	(22,000)	(8,133)

FINANCING ACTIVITIES
Proceeds from long-term debt	40,233	5,720	51,320	26,346
Repayment of long-term debt	(33,338)	(16,623)	(46,169)	(31,228)
Payments of debt issue costs	(88)	(12)	(102)	(1,459)
Interest paid	(1,475)	(654)	(4,008)	(6,331)
Dividends paid	(4,799)	—	(4,799)	—
Proceeds from exercise of stock options	2,377	123	3,662	123

Cash flows from financing activities	2,910	(11,446)	(96)	(12,549)

Net increase in cash	4,135	2,005	4,137	2,737
Effect of foreign exchange differences on cash	(112)	(294)	(209)	(183)
Cash, beginning of period	5,796	5,188	5,891	4,345

Cash, end of period	9,819	6,899	9,819	6,899

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	June 30, 2013 (Unaudited)	December 31, 2012 (Audited)
	$	$
ASSETS
Current assets
Cash	9,819	5,891
Trade receivables	85,150	75,860
Other receivables	4,502	5,163
Inventories	100,075	91,910
Parts and supplies	13,469	14,442
Prepaid expenses	5,934	5,701

	218,949	198,967
Property, plant and equipment	169,835	185,592
Other assets	3,414	3,597
Intangible assets	1,670	1,980
Deferred tax assets	34,181	36,016

Total assets	428,049	426,152

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	74,752	76,005
Provisions	2,709	1,526
Installments on long-term debt	11,506	9,688

	88,967	87,219
Long-term debt	145,814	141,611
Pension and other post-retirement benefits	39,919	40,972
Provisions	3,166	1,891
Other liabilities	205	625

	278,071	272,318

SHAREHOLDERS’ EQUITY
Capital stock	358,759	351,702
Contributed surplus	15,225	16,386
Deficit	(222,948)	(217,462)
Accumulated other comprehensive income (loss)	(1,058)	3,208

	149,978	153,834

Total liabilities and shareholders’ equity	428,049	426,152